[redacted]

SECURITIES 09040147 SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52009

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

FOLIO*fn* Investments, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8000 Towers Crescent Drive, 15th Floor
(No. and Street)

Vienna (City) VA (State) 22182 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MS. BETH KIRKSEY 703-245-4874
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

UHY LLP
(Name - if individual, state last, first, middle name)

53 STATE STREET (Address) BOSTON (City) MA (State) 02109 (Zip Code)

SEC Mail Processing Section
FEB 26 2009
Washington, DC
111

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (6-02)

AFFIRMATION

I, Beth Kirksey, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to the firm FOLIO*fn* Investments, Inc. (the "Company") for the year ended December 31, 2008 are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

2/23/09

Beth Kirksey — Date
Chief Operating Officer and Chief Financial Officer

Subscribed and sworn to before me,
this 23rd day of February, 2009

Notary Public

Commonwealth of Virginia
Anne E Byrd - Notary Public
Commission ID: 7157494
My Commission Expires 10/31/2012

FOLIO*fn* INVESTMENTS, INC.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2008
(In thousands)

ASSETS		
Cash and cash equivalents	$	10,443
Cash segregated under federal and other regulations		12,356
Deposits with clearing organizations		2,478
Receivable from customers		2,427
Receivable from broker dealers and clearing organizations		53
Other receivables		268
Dividends and interest receivable		12
Corporate equity securities owned - at market value		681
Prepaid expenses and other assets		229
Deferred tax asset		276
Total assets	$	29,223
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES:		
Payable to customers	$	10,291
Payable to broker-dealers and clearing organizations		1,019
Accounts payable and accrued expenses		567
Deferred tax liabilities		276
Due to parent		757
Deferred revenue		655
Total liabilities		13,565
STOCKHOLDER'S EQUITY:		
Common stock, $0.0001 par value - 1,000 shares authorized, issued, and outstanding		-
Additional paid-in capital		23,792
Accumulated deficit		(8,134)
Total stockholder's equity		15,658
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	29,223

The accompanying notes are an integral part of these financial statements.